

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2025

Scott Graziano
General Counsel
FARADAY FUTURE INTELLIGENT ELECTRIC INC.
18455 S. Figueroa Street
Gardena, CA 90248

>           **Re:  FARADAY FUTURE INTELLIGENT ELECTRIC INC.**
>                **Registration Statement on Form S-1**
>                **Filed January 31, 2025**
>                **File No. 333-284613**

Dear Scott Graziano:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1.    It appears that you are not eligible to incorporate by reference into your Form S-1 given that you have not yet filed your annual report for the fiscal year ended December 31, 2024. Please revise your registration statement accordingly or advise. Refer to General Instruction VII.C to Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Evan Ewing at 202-551-5920 or Erin Purnell at 202-551-3454 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing